Exhibit 99.1

Nisun International Announces Strategic Collaboration Agreement with SHPGX

SHANGHAI and WENZHOU, China, December 21, 2020 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced that Fintech (Shanghai) Digital Technology Co., Ltd, a contractually-controlled affiliate of the Company, has entered into a strategic collaboration agreement with Shanghai Petroleum and Natural Gas Exchange (“SHPGX”), a national trading platform for energy products. The two groups agreed to join forces to expand technology supported services to members of SHPGX’s trading platform through the provision of supply chain management and financial services, targeting upstream and downstream enterprises in the energy industry.

“This collaboration marks another milestone for Nisun this year. The partnership gives the Company opportunities to expand our presence in the energy field and build our target energy enterprise customer base,” said Mr. Xiaoyun Huang, Chairman and Chief Executive Officer of Nisun International. “In addition, this agreement acknowledges that our products, services, and expertise were endorsed by a national-level organization. Nisun will leverage its resources, expertise, and advantages in supply chain management and financial services to provide energy enterprises trading on SHPGX’s platform with flexible, efficient, and quality financial services. Furthermore, based on this cooperation, Nisun International has established a new ‘supply chain +’ business model, which will be applied in our services to clients in other industries.”

First launched in 2015, SHPGX is a comprehensive service system for petroleum and gas trading, clearing, and settlement, that seeks to evolve into a petroleum and gas trading and pricing center for the Asia-Pacific region. SHPGX is a national-level energy trading platform approved by the Shanghai municipal government and operates under the direct guidance of the National Development and Reform Commission and the National Energy Administration. In 2019, the bilateral natural gas transaction volume of SHPGX exceeded 80 billion cubic meters, thereby solidifying its position as the largest natural gas spot trading platform in the Asia-Pacific region.

By continuously introducing cutting-edge technologies such as big data, AI, IoT, and blockchain to the supply chain field, Nisun has established an open digital ecosystem, creating linkages among supply chains, enterprises, banks, securities firms, trusts, investment funds, insurance companies, and other financial institutions. As part of the partnership, Nisun will leverage its expertise in financial technology and supply chain management, and provide SHPGX clients customized financial services through the platform.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://www.fintaike.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contacts:

Nisun International Enterprise Development Group Co., Ltd

Investor Relations

Shaokang (Ken) Lu

Tel: +86 (21) 2357-0055

Email: lushaokang@cninsun.com

ICR, LLC

Tel: +1 203 682 8233

Email: nisun@icrinc.com